EXHIBIT 99.1

Amryt Announces 22% growth in FY 2021 Revenues to $222.5M

Issuing FY 2022 revenue guidance of $260M - $270M, representing 17%-21% YoY growth

Cash of $113.0M at December 31, 2021

Board approves stock repurchase program of up to $30M

8th consecutive quarter of positive EBITDA generation

32% YoY growth in metreleptin revenues

Successful bioavailability study supporting development of Mycapssa® for carcinoid symptoms in NET

Global NET market opportunity is estimated to be approx. $1.9bn*

Conference call and webcast today at 0830 EST / 1330 GMT

DUBLIN, Ireland, and Boston MA, March 9, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today provides a business update and unaudited financial results for Q4 2021 and the full year ended December 31, 2021.

Joe Wiley, CEO of Amryt Pharma, commented: “I am very pleased with today’s strong results for 2021 which demonstrate the positive performance and growth that our three commercial products are delivering across a host of metrics including revenue, EBITDA, cash generation and market expansion.  Our revenues grew 22% in the year and in particular, metreleptin delivered very impressive 32% revenue growth in 2021.  This strong revenue performance drove our eighth consecutive quarter of positive EBITDA and generated full year operating cash flows before Chiasma deal costs of $29.8M.

During the year, we completed the acquisition of Chiasma and I am pleased to report that the integration process is well advanced.  We are making significant progress both with the relaunch of Mycapssa® and in advancing new growth opportunities for this key product.  Yesterday, we announced the completion of a successful bioavailability study for Mycapssa®.  These data support a planned Phase 3 study for Mycapssa® in the treatment of patients with carcinoid symptoms due to neuroendocrine tumors (NET).  Mycapssa® is the only FDA approved oral formulation of octreotide for the treatment of acromegaly.  The current pharmaceutical standard of care for NET patients with carcinoid symptoms is injectable somatostatin anologs (SSAs).  This potential additional indication, if approved, creates a substantial new market opportunity for Amryt.

We also recently refinanced our term debt facilities which further strengthens our balance sheet, significantly reduces our interest costs and extends the maturity profile of those facilities through 2027.

Given the strength of our balance sheet and the sustained performance and growth of our business, the board has approved a share repurchase program of up to $30M that reflects the confidence we have in Amryt’s future.

Finally, today we are issuing revenue guidance for FY 2022 of $260M-$270M million which represents growth of 17%-21% on 2021.”

FY 2021 Financial Highlights

   21.9% growth in FY 2021 revenues YoY to $222.5M (2020: $182.6M) driven by 32.2% increase in metreleptin revenues
   Operating loss before finance expense for FY 2021 of $71.2M (2020: $46.5M). Excluding non-cash items, acquisition and severance related costs and share based compensation expenses, EBITDA for FY 2021 amounted to $41.9M
   Strong cash generation during 2021 with $29.8M of cash from operating activities before Chiasma deal costs
   Cash of $113.0M at December 31, 2021 (2020: $118.8M)

FY 2021 & Recent Business Highlights

   Completed $125M non-dilutive debt refinancing - significantly reducing interest expense and cost of capital and extending term debt maturity through 2027
   Chiasma acquisition announced, completed and integration well advanced
   Completed AIM delisting
   Reimbursement approval for metreleptin in England, Wales and France
   Lancet Diabetes & Endocrinology publishes positive results for the MPOWERED Phase 3 trial for Mycapssa®
   Announced positive long-term safety and efficacy data confirming the role for Mycapssa® in the management of acromegaly patients who have responded to and tolerated treatment with octreotide and lanreotide
   Successful bioavailability study for Mycapssa® - global NET market opportunity is estimated to be approx. $1.9bn* with US market opportunity estimated to be approx. $1.0bn*
   Global Phase 3 study to support US label expansion for metreleptin in the treatment of partial lipodystrophy (PL) initiated in Q4

Expected 2022 Newsflow

   European Medicines Agency (EMA) review of Oleogel-S10 MAA ongoing.  Ad-Hoc Expert Group scheduled Mar 15
   Oleogel-S10 End of Review conference with FDA anticipated Q2 2022
   Mycapssa® NET program - written responses to a Type C meeting request are anticipated to be received Q2 2022
   Lomitapide pediatric HoFH top-line data anticipated H2 2022
   Mycapssa® EMA MAA CHMP opinion for acromegaly indication anticipated H2 2022
   Mycapssa® NET program - Phase 3 study initiation anticipated Q4 2022

IFRS and non-GAAP adjusted Q4 2021 & FY 2021 Results

US$M	Q4 2020 (unaudited)	Q4 2021 (unaudited)	Q4 2021 Non-cash adjustments[1]	Q4 2021 Non-GAAP Adjusted	FY 2021 (unaudited)	FY 2021 Non-cash adjustments[2]	FY 2021 Non-GAAP Adjusted
Revenue	42.5	54.8	-	54.8	222.5	-	222.5
Gross profit	12.6	25.6	17.6	43.2	116.4	53.4	169.8
R&D	(5.1)	(9.3)	-	(9.3)	(37.7)	-	(37.7)
SG&A	(19.8)	(29.6)	0.7	(28.9)	(92.0)	1.8	(90.2)
Acquisition & severance related costs	-	(2.3)	-	(2.3)	(16.9)	-	(16.9)
Share based compensation expenses	(1.6)	(2.4)	2.4	-	(8.3)	8.3	-
Impairment charge	-	(32.6)	32.6	-	(32.6)	32.6	-
Operating (loss) / profit before finance expense	(13.9)	(50.5)	53.3	2.7[3]	(71.2)	96.1	25.0[3]
Operating (loss) / profit before finance expense and restructuring and severance related costs (EBITDA3)	(13.9)	(48.2)	53.3	5.0[3]	(54.3)	96.1	41.9[3]

$50.5M operating loss before finance expense for Q4 2021 (Q4 2020: $13.9M operating loss). Excluding non-cash items, share based compensation expenses, impairment charges and Chiasma restructuring and acquisition costs, this resulted in EBITDA3 before restructuring and acquisition costs of $5.0M3 for Q4 2021 and $41.9M3 for FY 2021.

1      Non-cash items in Q4 include amortisation of the acquired metreleptin, lomitapide and Mycapssa® intangible assets ($14.8M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma ($2.8M), depreciation and amortisation ($0.7M), impairment charge ($32.6M) and share based compensation expenses ($2.4M).

2      Non-cash items for FY21 include amortisation of the acquired metreleptin, lomitapide and Mycapssa® intangible assets ($49.0M), amortisation of the inventory fair value step-up related to the acquisition of Chiasma and Aegerion ($4.4M), depreciation and amortisation ($1.8M), impairment charge ($32.6M) and share based compensation expenses ($8.3M).
3      EBITDA, as applied in the above table, is defined as earnings before interest, tax, depreciation, amortisation, impairment, restructuring and severance related costs and share based compensation expenses. To supplement Amryt's financial results presented in accordance with IFRS generally accepted accounting principles, the Company uses EBITDA as a key measure of company performance as the Company believes that this measure is most reflective of the operational profitability or loss of the Company and provides management and investors with useful supplementary information which can enhance their ability to evaluate the operating performance of the business.  EBITDA, as measured by the Company, is not meant to be considered in isolation or as a substitute to operating profit / loss attributable to Amryt and should be read in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS.
*Based on management estimates

FY 2021 Commercial Product Performance

	FY 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	70,216	51,769	19,257	141,242
Lomitapide	32,901	28,601	12,365	73,867
Mycapssa®	6,407	—	—	6,407
Other	—	766	261	1,027
Total revenue	109,524	81,136	31,883	222,543

	FY 2020 (audited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	60,568	32,494	13,810	106,872
Lomitapide	37,317	26,144	11,289	74,750
Mycapssa®	—	—	—	—
Other	—	763	222	985
Total revenue	97,885	59,401	25,321	182,607

Q4 2021 Commercial Product Performance

	Q4 2021 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	17,490	12,175	2,265	31,930
Lomitapide	7,519	7,263	2,913	17,695
Mycapssa®	4,954	—	—	4,954
Other	—	184	67	251
Total revenue	29,963	19,622	5,245	54,830

	Q4 2020 (unaudited)
	US	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	15,111	6,261	796	22,168
Lomitapide	9,270	7,461	3,433	20,164
Mycapssa®	—	—	—	—
Other	—	190	—	190
Total revenue	24,381	13,912	4,229	42,522
   21.9% revenue growth in FY 2021 YoY to $222.5M (FY 2020: $182.6M)
   28.9% revenue growth in Q4 2021 YoY to $54.8M (Q4 2020: $42.5M)
   32.2% increase in metreleptin revenues to $141.2M in FY 2021 (2020: $106.9M)
   Metreleptin grew 15.9% annually in the US, 59.3% in EMEA and 39.4% in ROW
   US accounted for 49.7% of global metreleptin revenues and EMEA accounted for 36.7% in FY 2021
   Metreleptin revenues in Q4 2021 were $31.9M representing a 44.0% increase on Q4 2020 ($22.2M)
   Relaunch of Mycapssa® initiated - revenues in Q4 were $5.0M (Q3 2021: $1.4M), all of which were US based
   1.2% decrease in lomitapide revenues to $73.9M in FY 2021 (2020: $74.8M )
   Lomitapide revenues in Q4 2021 were $17.7M (Q4 2020: $20.2M)
   EMEA lomitapide revenues grew 9.4% YoY in FY 2021 and ROW revenues increased by 9.5% YoY
   US accounted for 44.5% of global lomitapide revenues and EMEA accounted for 38.7% in FY 2021

Oleogel-S10
On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  During Q2 2022, Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns.  The EMA review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA has proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice.  The Ad-Hoc Expert Group is scheduled to meet on March 15, 2022.

Financial Position
In February 2022, the Company completed a $125M non-dilutive debt refinancing which will generate significant annual interest cost savings and extend the maturity of Amryt’s debt facilities through February 2027.  The facilities also provide strategic flexibility as Amryt looks to grow its global rare disease presence.

Cash generated from operating activities before Chiasma deal costs in 2021 was $29.8M.  During the year, the Company paid $12.3M in net finance payments, $3.9M in residual payments related to legacy fines levied on Aegerion, $116.6M on the payment of Chiasma related debt, $16.9M acquisition & restructuring costs and $1.5M in capital expenditure.

Cash of $113.0M at December 31, 2021 (2020: $118.8M) is after repayment of outstanding Chiasma debt, transaction and integration related costs in the period.

Share Repurchase Program
The board of directors has approved a stock repurchase program for the purchase of up to $30 million of the Company’s shares at any time.  The shares may be repurchased from time to time in the open market or in privately negotiated transactions.  The timing, number of shares repurchased, and prices paid for the stock under this program will depend on a variety of factors, including general business and market conditions as well as corporate and regulatory limitations.   The Company anticipates funding for this program to come from available corporate funds, including cash on hand and future cash flow.

The term of the board authorization of the repurchase program is until March 8, 2023.  There is no guarantee as to the number of shares that will be repurchased, and the repurchase program may be extended, suspended, or discontinued at any time without prior notice at the Company's discretion.

Guidance & Outlook
Given the continued strong performance of the Company’s three commercial products, the board is today issuing revenue guidance for FY 2022 in the range of $260M - $270M which represents growth of 17% to 21% on FY 2021.

Conference Call & Webcast
Amryt will host a conference call and webcast for analysts and investors today at 0830 EST/1330 GMT.  Webcast Player
URL: https://edge.media-server.com/mmc/p/ebranod7
Telephone Dial in details:

United States	+1 646 741 3167
United Kingdom	+44 (0) 207 192 8338
Ireland	+353 (1) 506 0650

Confirmation Code	3077366

A playback facility will be available from March 9, 2022 at 1330 EST / 1830 GMT– March 16, 2022 at 1330 EST / 1830 GMT.  Access details for the playback facility are as follows: Confirmation Code: 3077366 | US: + 1 917 677 7532 | UK: +44 (0) 333 300 9785 | Ireland : +353 (1) 553 8777.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analogapproved by the FDA.  Mycapssa® has also been submitted to the EMA and is not yet approved in Europe.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®).  For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product does not currently have regulatory approval to treat EB.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amryt Pharma plc
Condensed Consolidated Statement of Comprehensive Income/(Loss)

		Three Months Ended December 31,		Year Ended December 31,
	Note	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (audited)
		US$’000	US$’000	US$’000	US$’000
Revenue	3	54,830	42,522	222,543	182,607
Cost of sales		(29,186)	(29,881)	(106,119)	(119,029)
Gross profit		25,644	12,641	116,424	63,578
Research and development expenses		(9,275)	(5,137)	(37,729)	(27,618)
Selling, general and administrative expenses		(29,557)	(19,790)	(91,995)	(76,673)
Restructuring and acquisition costs	5	(2,268)	(12)	(16,947)	(1,017)
Share based payment expenses	4	(2,436)	(1,593)	(8,341)	(4,729)
Impairment charge	7	(32,623)	—	(32,623)	—
Operating loss before finance expense		(50,515)	(13,891)	(71,211)	(46,459)
Non-cash change in fair value of contingent consideration	5	35,520	(19,677)	26,623	(27,827)
Non-cash contingent value rights gain/(loss)	5	48,198	(7,506)	42,683	(12,004)
Net finance expense - other		(7,743)	(4,077)	(27,906)	(19,569)
Profit/(loss) on ordinary activities before taxation		25,460	(45,151)	(29,811)	(105,859)
Tax (charge)/credit on loss on ordinary activities		(3,086)	(1,839)	11,640	1,332
Profit/(loss) for the year attributable to the equity holders of the Company		22,374	(46,990)	(18,171)	(104,527)
Exchange translation differences which may be reclassified through profit or loss		1,797	686	4,380	(2,164)
Total other comprehensive income/(loss)		1,797	686	4,380	(2,164)
Total comprehensive income/(loss) for the year attributable to the equity holders of the Company		24,171	(46,304)	(13,791)	(106,691)

Earnings/(loss) per share
Basic profit/(loss) per share attributable to ordinary equity holders of the parent (US$)	6	0.07	(0.28)	(0.08)	(0.66)
Diluted profit/(loss) per share attributable to ordinary equity holders of the parent (US$)	6	0.07	(0.28)	(0.08)	(0.66)

Amryt Pharma plc
Condensed Consolidated Statement of Financial Position

		As at December 31,
	Note	2021 (unaudited)	2020 (audited)
		US$’000	US$’000
Assets
Non-current assets
Goodwill	7	56,688	19,131
Intangible assets	7	434,667	305,369
Property, plant and equipment		7,416	7,574
Other non-current assets		1,885	1,542
Total non-current assets		500,656	333,616
Current assets
Trade and other receivables	8	53,908	43,185
Inventories	9	115,769	40,992
Cash and cash equivalents, including restricted cash	10	113,032	118,798
Total current assets		282,709	202,975
Total assets		783,365	536,591

Equity and liabilities
Equity attributable to owners of the parent
Share capital	11	25,500	13,851
Share premium	11	318,153	51,408
Other reserves	11	246,260	236,488
Accumulated deficit		(252,466)	(235,605)
Total equity		337,447	66,142
Non-current liabilities
Contingent consideration and contingent value rights	5	71,723	148,323
Deferred tax liability		13,684	6,612
Long term loan	12	93,395	87,302
Convertible notes	13	105,788	101,086
Provisions and other liabilities	14	4,049	25,951
Total non-current liabilities		288,639	369,274
Current liabilities
Trade and other payables	15	149,734	90,236
Provisions and other liabilities	14	7,545	10,939
Total current liabilities		157,279	101,175
Total liabilities		445,918	470,449
Total equity and liabilities		783,365	536,591

Amryt Pharma plc
Condensed Consolidated Statement of Cash Flows

		Year ended December 31,
	Note	2021 (unaudited)	2020 (audited)
		US$’000	US$’000
Cash flows from operating activities
Loss on ordinary activities after taxation		(18,171)	(104,527)
Net finance expense - other		27,906	19,569
Depreciation and amortization		50,744	44,465
Amortization of inventory fair value step-up		4,418	27,617
Loss on disposal of fixed assets		173	133
Share based payment expenses	4	8,341	4,729
Non-cash change in fair value of contingent consideration	5	(26,623)	27,827
Non-cash contingent value rights (gain)/loss	5	(42,683)	12,004
Impairment of intangible asset	7	32,623	—
Deferred taxation credit		(13,355)	(535)
Movements in working capital and other adjustments:
Change in trade and other receivables	8	(3,544)	(7,685)
Change in trade and other payables		11,758	8,909
Change in provision and other liabilities	14	(3,292)	4,663
Change in inventories		(13,288)	(10,609)
Change in non-current assets		524	331
Net cash flow from operating activities		15,531	26,891

Cash flow from investing activities
Net cash received on acquisition of subsidiary, less acquisition costs		107,942	—
Payments for property, plant and equipment		(729)	(1,503)
Payments for intangible assets		(816)	(963)
Deposit interest received		5	87
Net cash flow from/(used in) investing activities		106,402	(2,379)

Cash flow from financing activities
Proceeds from issue of equity instruments		4,701	37,927
Repayment of long-term debt on acquisition of subsidiary	5	(116,629)	—
Interest paid		(12,283)	(10,780)
Payment of leases		(1,215)	(1,119)
Net cash flow (used in)/from financing activities		(125,426)	26,028

Exchange and other movements		(2,273)	1,029

Net change in cash and cash equivalents		(5,766)	51,569
Cash and cash equivalents at beginning of the year		118,798	67,229
Restricted cash at end of the period	10	261	223
Cash at bank available on demand at end of the year	10	112,771	118,575
Total cash and cash equivalents at end of the year	10	113,032	118,798

Amryt Pharma plc
Condensed Consolidated Statement of Changes in Equity
For the year ended December 31, 2021

	Note	Share capital	Share premium	Warrant reserve	Treasury shares	Share based payment reserve	Merger reserve	Reverse acquisition reserve	Equity component of convertible notes	Other distributable reserves	Currency translation reserve	Accumulated deficit	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2020 (audited)		11,918	2,422	29,523	(7,534)	3,190	42,627	(73,914)	29,210	217,634	7,894	(131,137)	131,833
Loss for the year		—	—	—	—	—	—	—	—	—	—	(104,527)	(104,527)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	(2,164)	—	(2,164)
Total comprehensive loss		—	—	—	—	—	—	—	—	—	(2,164)	(104,527)	(106,691)
Transactions with owners
Issue of shares in exchange for warrants	11	630	14,131	(14,761)	—	—	—	—	—	—	—	—	—
Issue of shares in equity fund raise		1,303	38,697	—	—	—	—	—	—	—	—	—	40,000
Issue costs associated with equity fund raise		—	(3,848)	—	—	—	—	—	—	—	—	—	(3,848)
Issue of treasury shares for share options exercised		—	6	—	113	—	—	—	—	—	—	—	119
Share based payment expense	4	—	—	—	—	4,729	—	—	—	—	—	—	4,729
Share based payment expense – Lapsed		—	—	—	—	(59)	—	—	—	—	—	59	—
Total transactions with owners		1,933	48,986	(14,761)	113	4,670	—	—	—	—	—	59	41,000
Balance at December 31, 2020 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Balance at January 1, 2021 (audited)		13,851	51,408	14,762	(7,421)	7,860	42,627	(73,914)	29,210	217,634	5,730	(235,605)	66,142
Loss for the year		—	—	—	—	—	—	—	—	—	—	(18,171)	(18,171)
Foreign exchange translation reserve		—	—	—	—	—	—	—	—	—	4,380	—	4,380
Total comprehensive loss		—	—	—	—	—	—	—	—	—	4,380	(18,171)	(13,791)
Transactions with owners
Issue of treasury shares in exchange for warrants	11	23	99	—	439	—	—	—	—	—	—	—	561
Issue of treasury shares for share options exercised	11	25	89	—	465	(191)	—	—	—	—	—	—	388
Issue of shares and treasury shares in exchange for warrants	11	749	7,496	(14,762)	6,517	—	—	—	—	—	—	—	—
Issue of shares in consideration of Chiasma acquisition	5	10,547	249,789	—	—	—	—	—	—	—	—	—	260,336
Share based payment reserve recognized on Chiasma acquisition	11	—	—	—	—	10,157	—	—	—	—	—	—	10,157
Issue of shares for share options exercised and vesting of RSUs	11	305	9,272	—	—	(4,264)	—	—	—	—	—	—	5,313
Share based payment expense	4	—	—	—	—	8,341	—	—	—	—	—	—	8,341
Share based payment expense – Lapsed		—	—	—	—	(1,310)	—	—	—	—	—	1,310	—
Total transactions with owners		11,649	266,745	(14,762)	7,421	12,733	—	—	—	—	—	1,310	285,096
Balance at December 31, 2021 (unaudited)		25,500	318,153	—	—	20,593	42,627	(73,914)	29,210	217,634	10,110	(252,466)	337,447

1. General information

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

As used herein, references to ‘‘we,’’ ‘‘us,’’ ‘‘Amryt’’ or the ‘‘Group’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc and its global subsidiaries, collectively. References to the ‘‘Company’’ in these condensed consolidated interim financial statements shall mean Amryt Pharma plc.

Amryt Pharma plc is a company incorporated in England and Wales. The Company is listed on Nasdaq (ticker: AMYT).

Amryt acquired Chiasma, Inc. (“Chiasma”) in August 2021. The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans. Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Amryt's lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB. On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. The European Medicines Agency (“EMA”) review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA has proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice. The Committee for Medicinal Products for Human Use (“CHMP”) opinion is now anticipated in March 2022.

2. Accounting policies

Basis of preparation
The condensed consolidated interim financial statements of the Group have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the Group’s financial position and performance since the last annual financial statements. The accounting policies used in the preparation of the interim financial information are the same as those used in the Group’s audited financial statements for the year ended December 31, 2020, and those which are expected to be used in the financial statements for the year ended December 31, 2021.

Basis of going concern
Having considered the Group’s current financial position and cash flow projections, the Board of Directors believes that the Group will be able to continue in operational existence for at least the next 12 months from the date of approval of these condensed consolidated interim financial statements and that it is appropriate to continue to prepare the condensed consolidated interim financial statements on a going concern basis.

As part of their inquiries, the Board of Directors reviewed budgets, projected cash flows, and other relevant information for a period not less than 12 months from the date of approval of the condensed consolidated interim financial statements for the year ended December 31, 2021.

Basis of consolidation
The condensed consolidated interim financial statements comprise the financial statements of the Group for the year ended December 31, 2021. Subsidiaries are entities controlled by the Company. Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over an investee, exposure, or rights to variable returns from its involvement with the investee and the ability to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. Intergroup balances and any unrealized gains or losses, income or expenses arising from intergroup transactions are eliminated in preparing the condensed consolidated interim financial statements.

Presentation of balances
The condensed consolidated interim financial statements are presented in U.S. dollars (‘‘US$’’), rounded to the nearest thousand, which is the functional currency of the Company and presentation currency of the Group.

The following table discloses the major exchange rates of those currencies other than the functional currency of US$ that are utilized by the Group:

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to December 31, 2021 (unaudited)	0.8743	0.7420	3.1571	8.7336	6.5026
Average 12-month period to December 31, 2021 (unaudited)	0.8454	0.7271	3.2322	8.5975	6.2875
At December 31, 2021 (unaudited)	0.8830	0.7413	3.1115	8.8074	6.5664

Foreign currency units to 1 US$	€	£	ILS	NOK	DKK
Average three-month period to December 31, 2020 (unaudited)	0.8391	0.7578	3.3123	9.0381	6.2461
Average 12-month period to December 31, 2020 (unaudited)	0.8777	0.7799	3.4351	9.4206	6.5432
At December 31, 2020 (unaudited)	0.8141	0.7365	3.2148	8.5671	6.0570

(€ = Euro; £ = Pounds Sterling, ILS = Israeli Shekel, NOK = Norwegian Kroner, DKK = Danish Kroner)

Changes in accounting policies and disclosures
There are no new standards and amendments to IFRS effective as of January 1, 2021, that are relevant to the Group.

Critical accounting judgements and key sources of estimation uncertainty
In preparing these condensed consolidated interim financial statements in conformity with IFRS management is required to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the condensed consolidated interim financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant estimates, assumptions or judgements, applied in the condensed consolidated interim financial statements were the same as those applied in the Group’s audited financial statements for the year ended December 31, 2020.

Principal accounting policies
The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s audited financial statements for the year ended December 31, 2020.

3. Segment information
The Group is a global, commercial-stage biopharmaceutical company dedicated to commercializing and developing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases.

The Group currently operates as one business segment, pharmaceuticals, and is focused on the development and commercialization of three commercial products and a number of development products. The Group derives its revenues primarily from one source, being the pharmaceutical sector with high unmet medical need.

The Group’s Chief Executive Officer, Joseph Wiley, is currently the Company’s chief operating decision maker (‘‘CODM’’). The Group does not operate any separate lines of business or separate business entities with respect to its products. Accordingly, the Group does not accumulate discrete financial information with respect to separate service lines and does not have separate reportable segments.

The following table summarizes total revenues from external customers by product and by geographic region, based on the location of the customer.

	Three months ended December 31, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	17,490	12,175	2,265	31,930
Lomitapide	7,519	7,263	2,913	17,695
Mycapssa®	4,954	—	—	4,954
Other	—	184	67	251
Total revenue	29,963	19,622	5,245	54,830

	Three months ended December 31, 2020 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	15,111	6,261	796	22,168
Lomitapide	9,270	7,461	3,433	20,164
Mycapssa®	—	—	—	—
Other	—	190	—	190
Total revenue	24,381	13,912	4,229	42,522

	Year ended December 31, 2021 (unaudited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	70,216	51,769	19,257	141,242
Lomitapide	32,901	28,601	12,365	73,867
Mycapssa®	6,407	—	—	6,407
Other	—	766	261	1,027
Total revenue	109,524	81,136	31,883	222,543

	Year ended December 31, 2020 (audited)
	U.S.	EMEA	Other	Total
	US$’000	US$’000	US$’000	US$’000
Metreleptin	60,568	32,494	13,810	106,872
Lomitapide	37,317	26,144	11,289	74,750
Mycapssa®	—	—	—	—
Other	—	763	222	985
Total revenue	97,885	59,401	25,321	182,607

Major Customers
For the three months and year ended December 31, 2021, one customer accounted for 46% of the Group’s net revenues in both periods (2020: 57% and 54%, respectively) and accounted for 36% of the Group’s December 31, 2021, accounts receivable balance (December 31, 2020: 42%).

4. Share based payments

Share-based Compensation Plans
Amryt’s Equity Incentive Plan
Amryt’s Equity Incentive Plan was established by a special resolution on September 23, 2019, and was subsequently amended by the Board on May 18, 2020, and August 3, 2021. The purpose of the Plan is to provide for the granting of Equity Incentives to Directors and Employees of, and Consultants to, the Company or any Associated Company.

Chiasma Equity Incentive Plan
When Amryt acquired Chiasma in August 2021, the Chiasma Stock Option and Incentive Plan transferred across to Amryt. Each outstanding and unexercised Chiasma Stock Option or RSU, whether vested or not vested, ceased to represent a right to acquire shares of Chiasma common stock and were converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma Stock Option and Incentive Plan immediately prior to the acquisition.

No new stock option or RSUs will be granted under the Chiasma stock option and incentive plan.

Terms and Conditions of New Grants and Grants Under the Chiasma Equity Incentive Plan
The terms and conditions of new grants are as follows, whereby all options are settled by physical delivery of shares:

Vesting conditions
The employee share options vest following a period of service by the officer or employee. The required period of service is determined by the Remuneration Committee at the date of grant of the options (usually the date of approval by the Remuneration Committee). There are no market conditions associated with the share option vesting periods.

Contractual life
The term of an option is determined by the Remuneration Committee provided that the term may not exceed a period of seven to ten years from the date of grant. All options will terminate 90 days after termination of the option holder’s employment, service or consultancy with the Group except where a longer period is approved by the Board of Directors. Under certain circumstances involving a change in control of the Group, some options will automatically accelerate and become exercisable in full as of a date specified by the Board of Directors.

The number and weighted average exercise price (in Sterling pence) of share options per ordinary share granted under Amryt’s Equity Incentive Plan and the Chiasma stock option and incentive plan is as follows:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average exercise price (Sterling pence)	Units	Weighted average exercise price (Sterling pence)
Balance at 1 January 2020	14,481,720	116.00p	—	—
Granted	4,432,000	144.76p	—	—
Lapsed	(87,119)	113.42p	—	—
Exercised	(72,953)	120.72p	—	—
Outstanding at December 31, 2020 (audited)	18,753,648	122.79p	—	—
Exercisable at December 31, 2020 (audited)	5,866,152	114.24p	—	—

Balance at January 1, 2021	18,753,648	122.79p	—	—
Granted	11,337,459	190.88p	—	—
Transferred to Amryt on acquisition	—	—	18,139,060	189.07p
Forfeited	(1,288,165)	174.97p	(4,098,425)	226.22p
Exercised	(300,000)	93.00p	(3,320,515)	116.35p
Outstanding at December 31, 2021 (unaudited)	28,502,942	147.83p	10,720,120	197.40p
Exercisable at December 31, 2021 (unaudited)	9,347,338	118.87p	8,005,390	192.35p

The fair value of the Amryt equity award is estimated at the date of grant using the Black-Scholes pricing model, taking into account the terms and conditions attached to the grant. The fair value of the Chiasma equity awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition. The portion of the equity awards transferred to Amryt attributable to post combination service is estimated at the date of transfer using Black Scholes pricing model, taking into account the terms and conditions attached to the grant.

The following are the inputs to the model for the equity instruments granted during the period:

	December 31, 2021 Options Inputs (unaudited)	December 31, 2020 Options Inputs (audited)
Days to Expiration	2,555	2,555
Volatility	32% - 49%	33% - 37%
Risk free interest rate	0.77% - 1.33%	0.39% - 0.46%
Share price at grant per ordinary share	146.87 - 201.2p	123.5p – 178.9p
Share price at grant per ADS	29.37 - 40.2p	24.7p – 35.78p

In the year ended December 31, 2021, a total of 11,337,459 share options over ordinary shares exercisable at a weighted average price of £1.91 were granted. The fair value of share options granted in the year ended December 31, 2021, was £21,641,094/US$29,818,000.

The share options outstanding under the Amryt 2021 Equity Incentive Plan as at December 31, 2021 have a weighted remaining contractual life of 5.42 years with exercise prices ranging from £0.76 to £2.012 per ordinary share.

The share options outstanding under the Chiasma Share Option and Incentive Plan transferred across to Amryt on acquisition. As at December 31, 2021 they have a weighted remaining contractual life of 4.35 years with exercise prices ranging from £0.54 to £7.41 per ordinary share. No new share options will be granted under the Chiasma Stock Option and Incentive Plan.

Restricted Share Units
Under the terms of Amryt’s Equity Incentive Plan, restricted share units (“RSUs”) to purchase 1,568,755 ordinary shares were outstanding at December 31, 2021. Under the terms of this plan, RSUs are granted to officers, consultants and employees of the Group at the discretion of the Remuneration Committee. For the year ended December 31, 2021, a total of 625,205 RSUs were granted to employees of the Company. For the year ended December 31, 2020, a total of 1,556,960 RSUs were granted to employees of the Company. The fair value of the RSUs is based on the share price at the date of grant, with the expense spread over the vesting period. The fair value of RSUs granted in the year ended December 31, 2021, was US$1,636,000. At December 31, 2021, the total RSUs granted to date have a weighted remaining contractual life of 1.9 years.

Under the terms of Chiasma’s Stock Option and Incentive Plan transferred to Amryt on acquisition, restricted share units (“RSUs”) to purchase 106,560 ordinary shares were outstanding at December 31, 2021. At December 31, 2021, the total RSUs granted to date have a weighted remaining contractual life of 1.9 years. No new RSUs will be granted under the Chiasma Stock Option and Incentive Plan.

The following table summarizes the RSU activity per ordinary share for the period:

	Amryt Equity Incentive Plan		Chiasma Stock Option and Incentive Plan
	Units	Weighted average fair value (US$)	Units	Weighted average fair value (US$)
Balance at January 1, 2021	1,549,910	$2.34	—	—
Granted	625,205	$2.62	—	—
Transferred to Amryt on acquisition	—	—	202,145	$2.75
Lapsed	(243,505)	$2.35	(56,405)	$2.75
Vested	(362,855)	$2.34	(39,180)	$2.75
Outstanding at December 31, 2021 (unaudited)	1,568,755	$2.44	106,560	$2.75

Warrants
There are no outstanding warrants at December 31, 2021 (December 31, 2020: 9,312,062). In August 2021, an Amryt institutional investor exercised subscription rights relating to 8,966,520 zero cost warrants. These warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion. Certain institutional investors elected to receive warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019. Each warrant entitled the holder to subscribe for one Ordinary Share for no additional consideration.

Separate warrants consisting of 345,542 as at December 31, 2020, which were issued in connection with the admission to the AIM in 2016, are no longer outstanding; 283,389 warrants were exercised in March 2021 and 62,153 warrants lapsed in April 2021. The number and weighted average exercise price (in Sterling pence) of warrants per ordinary share is as follows:

	Warrants
	Units	Weighted average exercise price (Sterling pence)
Balance at January 1, 2020	17,541,815	0.03p
Granted	—	—
Lapsed	—	—
Exercised	(8,229,753)	—
Outstanding at December 31, 2020 (audited)	9,312,062	0.05p
Exercisable at December 31, 2020 (audited)	9,312,062	0.05p
Balance at January 1, 2021	9,312,062	0.05p
Granted	—	—
Lapsed	(62,153)	1.44p
Exercised	(9,249,909)	0.05p
Outstanding at December 31, 2021 (unaudited)	—	0.00p

The value of share options and RSU’s charged to the Condensed Consolidated Statement of Comprehensive Income/(Loss) during the period is as follows:

	Three months ended December 31,		Year ended December 31,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (audited)
	US$’000	US$’000	US$’000	US$’000
Share option expense	2,006	1,224	6,531	4,134
RSU expense	430	369	1,810	595
Total share option expense	2,436	1,593	8,341	4,729

5. Business combinations and asset acquisitions

Acquisition of Chiasma

On May 5, 2021, Amryt announced that it had signed a definitive agreement to acquire Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination. Under the terms of the transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the transaction was exchanged for 0.396 Amryt American Depositary Shares (“ADSs”), each representing five Amryt ordinary shares.

On August 5, 2021, Amryt completed the acquisition of Chiasma, Inc. and, in conjunction with the completion, Amryt allotted and issued a total of 127,733,680 ordinary shares as consideration for the acquisition. Following the completion, shareholdings in Chiasma were rounded in being converted to Amryt shares using the exchange ratio of 0.396. Roundings in converting Chiasma shareholdings to Amryt shares were finalized in August 2021 and resulted in an additional 7,015 ordinary shares being allotted and issued by Amryt as consideration for the acquisition. In total, these ordinary shares were issued to the former Chiasma Shareholders in the form of 25,548,139 ADSs at US$10.19 per share, to acquire Chiasma for a value of US$260,336,000.

On August 5, 2021, Chiasma had outstanding equity awards that were held by Chiasma employees. The fair value of these awards transferred to Amryt on acquisition were measured in accordance with IFRS 2. The portion of the value of the equity transferred to Amryt attributable to pre-combination service is included in the consideration at the date of acquisition and this amounted to US$10,157,000.

On August 5, 2021, the Group repaid US$116,629,000 of Chiasma long term debt.

The combined company will be a global leader in rare and orphan diseases with three on-market commercial products, a global commercial and operational footprint and a significant development pipeline of therapies with the financial flexibility to execute its growth plans.

The table below reflects the fair value of the identifiable net assets acquired in respect of the acquisition completed during the period. Any amendments to fair values will be made within the twelve-month period from the date of acquisition, as permitted by IFRS 3: Business Combinations.

The acquired goodwill is attributable principally to the profit generating potential of the businesses, the assembled workforce and benefits arising from embedded infrastructure, that are expected to be achieved from integrating the acquired businesses into the Group’s existing business. No amount of goodwill is expected to be deductible for tax purposes.

In the post-acquisition period to December 31, 2021, the business acquired during the current year contributed revenue of US$6,407,000 and a trading loss of US$22,602,000 including restructuring and acquisition costs, to the Group’s results. The full year unaudited revenue and trading loss for the Group had the acquisitions taken place at the start of the year, would have been US$228,554,000 and US$82,532,000 respectively.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to US$7,180,000, which approximated the fair value of these accounts as the amount not expected to be collected was insignificant.

The Group incurred acquisition and restructuring related costs of US$2,268,000 and US$16,947,000 for the three-month period and year ended December 31, 2021, respectively, relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Chiasma. These costs have been included in operating costs in the Condensed Consolidated Statement of Comprehensive Income/(Loss).

The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis due to the relative size of the acquisition and the timing of the transaction. Any amendments to these fair values within the twelve-month timeframe from the date of acquisition will be disclosed in the 2022 consolidated financial statements, as stipulated by IFRS 3.

Provisional Fair Value as at August 5, 2021 (unaudited)
US$’000
Assets
Non-current assets
Intangible assets	215,000
Property, plant and equipment	950
Other non-current assets	866
Total non-current assets	216,816
Current assets
Trade and other receivables	7,180
Inventories	65,907
Cash and cash equivalents, including restricted cash	107,942
Total current assets	181,029
Total assets	397,845

Non-current liabilities
Deferred tax liability	21,478
Total non-current liabilities	21,478
Current liabilities
Trade and other payables	144,482
Total current liabilities	144,482
Total liabilities	165,960

Total identifiable net assets at fair value	231,885
Goodwill arising on acquisition	38,608
Consideration	270,493

Consideration
Issue of fully paid up ordinary shares	260,336
Chiasma equity awards recognized as consideration transferred upon the acquisition of Chiasma	10,157
Total consideration	270,493

Acquisition of Aegerion Pharmaceuticals
On May 20, 2019, Amryt entered into a Restructuring Support Agreement (as subsequently amended on June 12, 2019) and Plan Funding Agreement pursuant to which, among other matters, Amryt agreed to the acquisition of Aegerion Pharmaceuticals, Inc. (‘‘Aegerion’’, subsequently renamed as Amryt Pharmaceuticals Inc.), a former wholly-owned subsidiary of Novelion Therapeutics Inc. (‘‘Novelion’’). On May 20, 2019, Aegerion and its U.S. subsidiary, Aegerion Pharmaceuticals Holdings, Inc., filed voluntary petitions under Chapter 11 of Title 11 of the U.S. Code in the Bankruptcy Court. On September 24, 2019, Amryt completed the acquisition of Aegerion. Amryt acquired Aegerion upon its emergence from bankruptcy in an exchange for ordinary shares and zero cost warrants in Amryt. Amryt issued 85,092,423 effective shares at US$1.793 per share, which is made up of 77,027,423 ordinary shares and 8,065,000 zero cost warrants, to acquire Aegerion for a value of US$152,615,000.

As part of the acquisition of Aegerion, it was agreed, for certain Aegerion creditors who wished to restrict their percentage share interest in Amryt’s issued share capital, to issue to the relevant Aegerion creditor, as an alternative to Amryt’s ordinary shares, an equivalent number of new zero cost warrants to subscribe for Amryt’s ordinary shares to be constituted on the terms of the zero cost warrant. As at December 31, 2021, no zero cost warrants were remaining.

During the three-month period and year ended December 31, 2021, the Group incurred no additional acquisition and restructuring related costs relating to external legal fees, advisory fees, due diligence costs and severance costs related to the acquisition of Aegerion (December 31, 2020: US$12,000 and US$1,017,000, respectively).

Contingent Value Rights
Related to the Aegerion acquisition, Amryt issued Contingent Value Rights (‘‘CVRs’’) pursuant to which up to US$85,000,000 may become payable to Amryt’s shareholders and optionholders, who were on the register prior to the completion of the acquisition on September 20, 2019, if certain approval and revenue milestones are met in relation Oleogel-S10, Amryt’s lead product candidate. If any such milestone is achieved, Amryt may elect to pay the holders of CVRs by the issue of Amryt shares or loan notes. If Amryt elects to issue Loan Notes to holders of CVRs, it will settle such loan notes in cash 120 days after their issue. If none of the milestones are achieved, scheme shareholders and optionholders will not receive any additional consideration under the terms of the CVRs. In these circumstances, the value of each CVR would be zero.

The terms of the CVRs are as follows:

   The total CVR payable is up to US$85,000,000
  This is divided into three milestones which are related to the success of Oleogel-S10 (the Group’s lead development asset)
   FDA approval
     US$35,000,000 upon FDA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   EMA approval
     US$15,000,000 upon EMA approval
     100% of the amount due if approval is obtained before December 31, 2021, with a sliding scale on a linear basis to zero if before July 1, 2022
   Revenue targets
     US$35,000,000 upon Oleogel-S10 revenues exceeding US$75,000,000 in any 12-month period prior to June 30, 2024
   Payment can at the Board’s discretion be in the form of either:
     120-day loan notes (effectively cash), or
     Shares valued using the 30 day / 45-day VWAP.

The CVRs were contingent on the successful completion of the acquisition and, accordingly, have been based on fair value as at September 24, 2019. The CVRs have been classified as a financial liability in the Condensed Consolidated Statement of Financial Position. Given that CVRs were issued to legacy Amryt shareholders in their capacity as owners of the identified acquirer as opposed to the seller in the transaction, management concluded that the most appropriate classification would be to recognize the CVR as a distribution on consolidation instead of goodwill.

Measurement of CVRs
As at December 31, 2021, the carrying value of the CVRs was US$18,734,000 (December 31, 2020: US$61,417,000). The value of the potential payout was calculated using the probability-weighted expected returns method. Using this method, the potential payment amounts were multiplied by the probability of achievement and discounted to present value. The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of this product, was estimated at 60% in the year ended December 31, 2021 (2020: 89%). This estimate reflects the current facts and circumstances at the time of preparation of the unaudited Condensed Consolidated Financial Statements and may change for updated facts and circumstances up until the point in time of filing the Group’s audited annual Consolidated Financial Statements for the year ended December 31, 2021. Discount rates of 10% and 16.5%, as applicable, were used in the calculation of the present value of the estimated contractual cash flows for the year ended December 31, 2021, based on the applicable rates determined on the acquisition date. Management was required to make certain estimates and assumptions in relation to revenue forecasts, timing of revenues and probability of achievement of commercialization of Oleogel-S10. However, management notes that, due to issues outside their control (i.e. regulatory requirements and the commercial success of the product), the timing of when such revenue targets may occur may change. Such changes may have a material impact on the assessment of the expected cash flows of the CVRs. The impact of a 20% increase in the probability of success used would result in an increase to the fair value of US$6,245,000, whereas a decrease would have the opposite effect.

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expenses in the Condensed Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Condensed Consolidated Statement of Comprehensive Income/(Loss) on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review. On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The EMA review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA has proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice. The CHMP opinion is now anticipated in March 2022.

The total non-cash gain recognized in the Condensed Consolidated Statement of Comprehensive Income/(Loss) for the three months and year ended December 31, 2021, is US$48,198,000 and US$42,683,000 (December 31, 2020: charge US$7,506,000 and US$12,004,000, respectively).

Acquisition of Amryt GmbH (previously ‘‘Birken’’)

Amryt DAC signed a conditional share purchase agreement to acquire Amryt GmbH on October 16, 2015 (‘‘Amryt GmbH SPA’’). The Amryt GmbH SPA was completed on April 18, 2016, with Amryt DAC acquiring the entire issued share capital of Amryt GmbH. The consideration included contingent consideration comprising milestone payments and sales royalties as follows:

   Milestone payments of:
     €10,000,000 on receipt of marketing approval by the EMA or FDA of a pharmaceutical product containing Betulin as its API for the treatment of EB;
     €10,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €50,000,000 in any calendar year;
     €15,000,000 once net ex-factory sales/net revenue of Oleogel S-10 first exceed €100,000,000 in any calendar year;
   Royalties of 9% on sales of Oleogel-S10 products for 10 years from first commercial sale.

Fair Value Measurement of Contingent Consideration

As at December 31, 2021, the fair value of the contingent consideration was estimated to be US$52,989,000 (December 31, 2020: US$86,906,000). The fair value of the contingent consideration included milestone payments determined using probability adjusted present values and probability weighted revenue forecasts (see Note 16, Fair value measurement and financial risk management, for fair value hierarchy applied and impact of key unobservable impact data). The probability adjusted present values took into account published orphan drug research data and statistics which were adjusted by management to reflect the specific circumstances applicable to the type of product acquired in the Amryt GmbH transaction. The probability chance of success, based on management’s expertise and experience for orphan drugs and taking into account the unique circumstances applying to approval process of the product, was estimated at 60% for the period ended December 31, 2021 (December 31, 2020: 89%). This estimate reflects the current facts and circumstances at the time of preparation of the unaudited Condensed Consolidated Financial Statements and may change for updated facts and circumstances up until the point in time of filing the Group’s audited annual Consolidated Financial Statements for the year ended December 31, 2021. A discount rate of 7.9% was used in the calculation of the fair value of the contingent consideration for the year ended December 31, 2021 (December 31, 2020: 14.4%).

Amryt reviews the expected cash flows on a regular basis as the discount on initial recognition is being unwound as financing expense/gain in the Condensed Consolidated Statement of Comprehensive Income/(Loss) over the life of the obligation. It is reviewed on a quarterly basis and the appropriate finance charge or gain is booked in the Condensed Consolidated Statement of Comprehensive Income/(Loss) on a quarterly basis. The Group received positive topline data from the phase 3 EASE trial of Oleogel-S10 in September 2020. The product does not currently have regulatory approval to treat EB but has been submitted to the FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  On February 28, 2022, Amryt announced that the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form.  The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB.  Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021. The EMA review process for Oleogel-S10 in EB is ongoing and Amryt has responded to outstanding questions.  Given the rarity of the disease without any approved therapies, the EMA has proposed that an Ad-Hoc Expert Group, comprised of both EB clinical experts and patients with EB, be consulted to provide external and independent EB specific advice. The CHMP opinion is now anticipated in March 2022.

The total non-cash finance gain recognized in the Condensed Consolidated Statement of Comprehensive Income/(Loss) for the three months and year ended December 31, 2021, is US$35,520,000 and US$26,623,000 (December 31, 2020: charge of US$19,677,000 and US$27,827,000, respectively).

6. Earnings/(loss) per share – basic and diluted

The weighted average number of shares in the earnings and loss per share (‘‘LPS’’) calculation, reflects the weighted average total actual shares of Amryt Pharma plc in issue at December 31, 2021.

Issued share capital – ordinary shares of £0.06 each

	Number of shares	Weighted average shares
	As at December 31	Three months ended December 31,	Year ended December 31,
2021 (unaudited)	319,814,747	318,881,440	235,852,023
2020 (unaudited)	178,801,593	166,974,713	158,591,356

The calculation of earnings/(loss) per share is based on the following:

	Three months ended December 31,		Year ended December 31,
	2021 (unaudited)	2020 (unaudited)	2021 (unaudited)	2020 (audited)
Profit/(loss) after tax attributable to equity holders of the Company (US$’000)	22,374	(46,990)	(18,171)	(104,527)
Weighted average number of ordinary shares in issue	318,881,440	166,974,713	235,852,023	158,591,356
Fully diluted average number of ordinary shares in issue	328,050,794	166,974,713	235,852,023	158,591,356
Basic earnings/(loss) per share (US$)	0.07	(0.28)	(0.08)	(0.66)
Diluted earnings/(loss) per share (US$)	0.07	(0.28)	(0.08)	(0.66)

Where a loss has occurred, basic and diluted LPS are the same because the outstanding share options and warrants are anti-dilutive. Accordingly, diluted LPS equals the basic LPS. The share options, RSUs and warrants outstanding as at December 31, 2021, totaled 40,898,377 (December 31, 2020: 29,615,620) and are potentially dilutive.

7. Intangible assets and goodwill

The following table summarizes the Group’s intangible assets and goodwill:

	Developed technology - metreleptin	Developed technology - lomitapide	Developed technology - Mycapssa®	In process R&D	Other intangible assets	Total intangible assets	Goodwill
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2020 (audited)	176,000	123,000	—	54,261	701	353,962	19,131
Additions	—	—	—	—	372	372	—
Acquired assets	—	—	—	591	—	591	—
Disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	5,276	39	5,315	—
At December 31, 2020 (audited)	176,000	123,000	—	60,128	866	359,994	19,131
Additions	—	—	—	—	847	847	—
Acquired assets	—	—	215,000	—	—	215,000	38,608
Other movements	—	—	—	—	—	—	(1,051)
Foreign exchange movement	—	—	—	(4,691)	(61)	(4,752)	—
At December 31, 2021 (unaudited)	176,000	123,000	215,000	55,437	1,652	571,089	56,688

Accumulated amortization
At January 1, 2020 (audited)	7,314	4,143	—	—	178	11,635	—
Amortization charge	27,429	15,537	—	—	202	43,168	—
Accumulated amortization on disposals	—	—	—	—	(246)	(246)	—
Foreign exchange movement	—	—	—	—	68	68	—
At December 31, 2020 (audited)	34,743	19,680	—	—	202	54,625	—
Amortization charge	27,428	15,537	5,979	—	147	49,091	—
Impairment charge	—	—	—	32,623	—	32,623	—
Foreign exchange movement	—	—	—	70	13	83	—
At December 31, 2021 (unaudited)	62,171	35,217	5,979	32,693	362	136,422	—

Net book value
At December 31, 2020 (audited)	141,257	103,320	—	60,128	664	305,369	19,131
At December 31, 2021 (unaudited)	113,829	87,783	209,021	22,744	1,290	434,667	56,688

Developed technology on commercially marketed products
In connection with the acquisition of Aegerion in September 2019, the Group acquired developed technology, metreleptin and lomitapide. These intangible assets are amortized over their estimated useful lives and the remaining useful lives for metreleptin and lomitapide are approximately 4.2 and 5.7 years, respectively, as of December 31, 2021 (December 31, 2020: 5.2 and 6.7 years, respectively).

In connection with the acquisition of Chiasma in August 2021, the Group acquired developed technology, octreotide. This intangible asset is amortized over its estimated useful life and the remaining useful life is approximately 14.2 years as of December 31, 2021.

In-process R&D
As a result of the acquisition of Amryt GmbH, in 2016, the Group recognized in-process R&D costs of €48,453,000/US$54,872,000 which is related to the Group’s lead development asset, Oleogel-S10. During the three-month period and year ended December 31, 2021, an impairment charge was recognized on the in-process R&D intangible asset related to Oleogel-S10. This was determined following the receipt of a Complete Response Letter (CRL) from the FDA, in which the FDA communicated that it had completed its review of the NDA for Oleogel-S10 and has determined that the application cannot be approved in its present form. The impairment charge recognized in the Condensed Consolidated Statement of Comprehensive Income/(Loss) was €28,867,000/US$32,623,000, there was no impairment charge recognized in the three-month period and year ended December 31, 2020.

The remaining in-process R&D is a result of the acquisition of Cala Medical Limited in October 2020.

Goodwill
During 2019, the Group completed the acquisition of Aegerion which resulted in the recognition of goodwill that has a carrying value of US$18,080,000. On August 5, 2021, the Group completed the acquisition of Chiasma, which resulted in aggregate goodwill of US$38,608,000.

The Group reviews events or changes in circumstances that may indicate a triggering event for impairment, at each reporting date, and conducts an annual impairment review to determine any impairment charge required. Management completed an impairment review by determining recoverable amounts from value in use calculations. The recoverable amount of an asset or cash generating unit is estimated in order to determine the extent of an impairment charge.  As noted above, in the three months and year ended December 31, 2021, there was an impairment charge recognized on In-process R&D intangible assets related to Oleogel-S10. There was no other impairment charge recognized during the three months and year ended December 31, 2021.

8. Trade and other receivables

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Trade receivables	34,263	33,057
Accrued income and other debtors	12,201	8,423
VAT recoverable	7,444	1,705
Trade and other receivables	53,908	43,185

9. Inventories

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Raw materials	36,850	25,462
Work in progress	12,986	3,903
Finished goods	65,933	11,627
Inventories	115,769	40,992

The increase in inventories for the year ended December 31, 2021, reflected the fair value of inventory acquired as part of the acquisition of Chiasma on August 5, 2021. The fair value of the acquired inventory amounted to US$65,907,000. Inventory on hand at the date of acquisition was valued at the expected selling price less the sum of remaining costs of disposal, cost to complete and a reasonable profit margin for the selling effort of the acquiring entity. The costs to complete were calculated based on costs incurred on recently completed finished goods. The costs to dispose include sales and marketing expenses required to sell the product to the customer in addition to certain general and administrative expenses expected to be incurred by Amryt. This resulted in a non-cash step up at the valuation of inventory at August 5, 2021, of US$44,794,000. The non-cash step up in inventory is being unwound to the Condensed Consolidated Statement of Comprehensive Income/(Loss) over the period in which this saleable inventory is sold. At December 31, 2021, US$41,581,000 of this non-cash inventory step up is included in inventory.

10. Cash and cash equivalents

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Cash at bank available on demand	112,771	118,575
Restricted cash	261	223
Total cash and cash equivalents	113,032	118,798

Cash and cash equivalents include cash at bank available on demand and restricted cash.

At December 31, 2021, there was US$261,000 restricted cash (December 31, 2020: US$223,000). The restricted cash balance as at December 31, 2021, consists of a deposit on a company credit card facility for an amount of US$126,000 (December 31, 2020: US$150,000), a lease deposit for US$85,000 (December 31, 2020: nil) and a letter of credit related to US customs which was put in place for an amount of US$50,000 (December 31, 2020: nil). The restricted cash balance as at December 31, 2020, included US$73,000 held by a third-party distributor that was received in January 2021. There was no cash in transit held by a third-party distributor as at December 31, 2021.

11. Share capital and reserves

Details of the number of issued ordinary shares with a nominal value of Sterling 6 pence (2020: 6 pence) each are in the table below.

	Ordinary shares	Treasury shares	Total
At January 1, 2020 (audited)	154,498,887	4,864,656	159,363,543
Issue of shares in exchange for warrants	8,229,753	—	8,229,753
Issue of shares in equity fund raises	16,000,000	—	16,000,000
Issue of treasury shares for share options exercised	72,953	(72,953)	—
At December 31, 2020 (audited)	178,801,593	4,791,703	183,593,296
Issue of treasury shares in exchange for warrants	283,389	(283,389)	—
Issue of treasury shares for share options exercised	300,000	(300,000)	—
Issue of shares in consideration of Chiasma acquisition	127,740,695	—	127,740,695
Issue of shares in exchange for warrants	4,758,206	—	4,758,206
Issue of treasury shares in exchange for warrants	4,208,314	(4,208,314)	—
Issue of shares for share options exercised and RSUs vesting	3,722,550	—	3,722,550
At December 31, 2021 (unaudited)	319,814,747	—	319,814,747

The components of equity are detailed in the Condensed Consolidated Statement of Changes in Equity and described in more detail below.

As at December 31, 2021 there were 319,814,747 ordinary shares issued with no treasury shares held (December 31, 2020: 183,593,296 of which 4,791,703 were treasury shares).

In December 2020, the Company issued 16,000,000 ordinary shares in the form of ADSs, as part of a US$40,000,000 private placement equity raise to existing and new shareholders. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants.

On March 11, 2021, the Company issued 300,000 ordinary shares from treasury shares following the exercise of share options. On March 11, 2021, the Company issued 283,389 ordinary shares from treasury shares in exchange for certain warrants. On August 5, 2021, the Company issued 127,740,695 ordinary shares, in the form of ADSs, as consideration for the acquisition of Chiasma. On August 5, 2021, the Company issued 8,966,520 ordinary shares with 4,208,314 being issued from treasury shares in exchange for warrants. During the year ended December 31, 2021, there were 3,342,680 shares issued following the exercise of share options and 379,870 shares issued following RSUs vesting.

Share Capital
Share capital represents the cumulative par value arising upon issue of ordinary shares of Sterling 6 pence each.
The ordinary shares have the right to receive notice of, attend and vote at general meetings and participate in the profits of the Company.

Share Premium
Share premium represents the consideration that has been received in excess of the nominal value on issue of share capital net of issue costs and transfers to distributable reserves.

Warrant reserve
The warrant reserve represents zero cost warrants issued as part of the equity raise on September 24, 2019, net of issue costs apportioned to warrants issued and additional warrants issued to certain shareholders on November 14, 2019. Each warrant entitles the holder to subscribe for one ordinary share at zero cost. The Company issued 4,000,000 and 4,229,753 ordinary shares on July 15, 2020, and September 22, 2020, respectively, in exchange for certain warrants. The remaining warrants were exchanged on August 5, 2021, and the Company issued 8,966,520 ordinary shares, 4,208,314 of which were issued from treasury shares. There were no remaining warrants outstanding as at December 31, 2021.

Treasury Shares
In October 2020, the Company issued 72,953 ordinary shares from treasury shares following the exercise of share options. In March 2021, the Company issued a total of 583,389 ordinary shares from treasury shares, 300,000 ordinary shares relating to the exercise of share options and 283,389 ordinary shares following the exchange of certain warrants. In August 2021, the company issued 4,208,314 ordinary shares from treasury shares in conjunction with the exchange of warrants. There were no treasury shares held as at December 31, 2021.

Share based payment reserve
Share based payment reserve relates to the charge for share based payments in accordance with IFRS 2. In March 2021, the Company issued 283,389 ordinary shares in exchange for certain warrants. In April 2021, 62,153 warrants lapsed. During the year ended December 31, 2021, the Company issued 3,722,550 ordinary shares in relation to the exercise of share options and RSUs.

As part of the acquisition of Chiasma, the Company replaced share awards that were existing at the time of the acquisition. This resulted in the recognition of a share-based payment reserve of US$10,157,000 on acquisition.

Merger reserve
The merger reserve was created on the acquisition of Amryt DAC by Amryt Pharma plc in April 2016. Ordinary shares in Amryt Pharma plc were issued to acquire the entire issued share capital of Amryt DAC. Under section 612 of the UK Companies Act 2006, the premium on these shares has been included in a merger reserve.

Reverse acquisition reserve
The reverse acquisition reserve arose during the period ended December 31, 2016, in respect of the reverse acquisition of Amryt Pharma plc by Amryt DAC. Since the shareholders of Amryt DAC became the majority shareholders of the enlarged Group, the acquisition is accounted for as though there is a continuation of Amryt DAC’s financial statements. The reverse acquisition reserve is created to maintain the equity structure of Amryt Pharma plc in compliance with UK company law.

Equity component of convertible notes
The equity component of convertible notes represents the equity component of the US$125,000,000 convertible debt and is measured by determining the residual of the fair value of the instrument less the estimated fair value of the liability component. The equity component is recognized in equity and is not subsequently remeasured.

Other distributable reserves
Other distributable reserves comprise the following:

   Distribution of the share premium amount on 6 November 2019 of US$268,505,000. By special resolution of the Company duly passed on 23 September 2019, it was resolved that the entire amount outstanding to the credit of the share premium account and capital redemption reserve of the Company be cancelled. The reduction in capital, amounting to US$268,505,000, representing the entire amount of share premium at that time, was approved by the High Court of Justice of England and Wales on 5 November 2019.
   A deemed distribution of US$47,902,000 arising from the issuance of CVRs in September 2019.
   A deemed distribution of US$2,969,000 arising from the scheme of arrangement in September 2019 whereby Amryt Pharma plc, which was incorporated in July 2019, became a 100% shareholder of Amryt Pharma Holdings Limited (formerly named Amryt Pharma plc) (the “Acquisition of subsidiary without a change of control”)

Currency translation reserve
The currency translation reserve arises on the retranslation of non-U.S. dollar denominated foreign subsidiaries.

Accumulated deficit
Accumulated deficit represents losses accumulated in previous periods and the current year.

12. Long term loan

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Long term loan principal	93,988	88,037
Unamortized debt issuance costs	(593)	(735)
Long term loan	93,395	87,302

As part of the acquisition of Aegerion on September 24, 2019, Aegerion entered into a new U.S. dollar denominated US$81,021,000 secured term loan debt facility (‘‘Term Loan’’) with various lenders. The Term Loan was made up of a US$54,469,000 loan that was in place prior to the acquisition, which was refinanced as part of the acquisition, and a US$26,552,000 additional loan that was drawn down on September 24, 2019. The Term Loan had a five-year term from the date of the draw down, September 24, 2019, and a maturity date of September 24, 2024. Under the Term Loan, interest was payable at the option of the Group at the rate of 11% per annum paid in cash on a quarterly basis or at a rate of 6.5% paid in cash plus 6.5% paid in kind, which rolls up and is included in the principal balance outstanding, on a quarterly basis. Unpaid accrued interest of US$1,536,000 as at December 31, 2021 is recognized in current liabilities within trade and other payables (December 31, 2020: $1,439,000). The Term Loan agreement includes an option to prepay the loan in whole or in part at any time subject to payment of an exit fee, which depending on the stage of the loan term, ranges from 5.00% to 0.00% of the principal then outstanding on the Term Loan. On February 18, 2022, the Term Loan was repaid in full and the Group secured a $125,000,000 senior credit facility of which US$105,000,000 was drawn down to facilitate the prepayment of the existing Term Loan. See further details on the $125,000,000 senior credit facility entered into by Amryt in Note 16, Events after the reporting period.

In connection with the Term Loan, the Group incurred approximately US$870,000 of debt issuance costs, which primarily consisted of underwriting, legal and other professional fees. These costs are amortized over the expected life of the loan using the effective interest method.

The Term Loan was guaranteed by Amryt and certain subsidiaries of the Group. In connection with the loan agreement, fixed and floating charges have been placed on property and undertakings of Amryt and certain subsidiaries of the Group.

The Term Loan agreement included affirmative and negative covenants, including prohibitions on the incurrence of additional indebtedness, granting of liens, certain asset dispositions, investments, and restricted payments, in each case, subject to certain exceptions set forth in the Loan Agreement. The Term Loan agreement also includes customary events of default for a transaction of this type and includes (i) a cross-default to the occurrence of any event of default under material indebtedness of Amryt and certain subsidiaries of the Group and Amryt, including the convertible notes, and (ii) Amryt or any of its subsidiaries being subject to bankruptcy or other insolvency proceedings. Upon the occurrence of an event of default, the lenders may declare all of the outstanding Term Loan and other obligations under the Term Loan agreement to be immediately due and payable and exercise all rights and remedies available to the lenders under the Term Loan agreement and related documentation. There were no events of default or breaches of the covenants occurring for the three months and year ended December 31, 2021 (December 31, 2020: no events).

13. Convertible notes

Total
US$’000
At January 1, 2020	96,856
Accreted interest	4,230
At December 31, 2020 (audited)	101,086
Accreted interest	4,702
At December 31, 2021 (unaudited)	105,788

As part of the Aegerion acquisition, Aegerion issued convertible notes with an aggregate principal amount of US$125,000,000 to Aegerion creditors.

The convertible notes are senior unsecured obligations and bear interest at a rate of 5.0% per year, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2020. The convertible notes will mature on April 1, 2025, unless earlier repurchased or converted.

The convertible notes are convertible into Amryt’s ordinary shares at a conversion rate of 386.75 ordinary shares per US$1,000 principal amount of the convertible notes. If the holders elect to convert the convertible notes, Amryt can settle the conversion of the convertible notes through payment or delivery of cash, common shares, or a combination of cash and common shares, at its discretion. As a result of the conversion feature in the convertible notes, the convertible notes were assessed to have both a debt and an equity component. The two components were assessed separately and classified as a financial liability and equity instrument. The financial liability component was measured at fair value based on the discounted cash flows expected over the expected term of the notes using a discount rate based on a market interest rate that a similar debt instrument without a conversion feature would be subject to. Refer to Note 11, Share capital and reserves, for further details on the equity component of the convertible notes.

From September 24, 2019, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their convertible notes, in multiples of US$1,000 principal amount, at the option of the holder.

The indenture does not contain any financial covenants or restrict the Group’s ability to repurchase securities, pay dividends or make restricted payments in the event of a transaction that substantially increases the Group’s level of indebtedness in certain circumstances.

The indenture contains customary terms and covenants and events of default. If an event of default (other than certain events of bankruptcy, insolvency or reorganization involving Aegerion, Amryt and certain subsidiaries of the Group) occurs and is continuing, the trustee by notice to Amryt, or the holders of at least 25% in principal amount of the outstanding convertible notes by written notice to Amryt and the trustee, may declare 100% of the principal of and accrued and unpaid interest, if any, on all of the convertible notes to be due and payable. Upon such a declaration of acceleration, such principal and accrued and unpaid interest, if any, will be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency or reorganization involving Amryt, 100% of the principal and accrued and unpaid interest, if any, on the convertible notes will become due and payable automatically. Notwithstanding the foregoing, the indenture provides that, upon Amryt’s election, and for up to 180 days, the sole remedy for an event of default relating to certain failures by Amryt to comply with certain reporting covenants in the indenture consists exclusively of the right to receive additional interest on the convertible notes. There have been no events of default or breaches of the covenants occurring for the year ended December 31, 2021 (2020: no events).

14. Provisions and other liabilities

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Non-current liabilities
Provisions and other liabilities	—	21,382
Leases due greater than 1 year	4,049	4,569
	4,049	25,951
Current liabilities
Provisions and other liabilities	6,000	9,976
Leases due less than 1 year	1,545	963
	7,545	10,939
Total provisions and other liabilities	11,594	36,890

Legal matters

Prior to the acquisition of Aegerion by Amryt, Aegerion entered into settlement agreements with governmental entities including the Department of Justice (‘‘DOJ’’) and the FDA in connection with Juxtapid investigations. The settlement agreements require Aegerion to pay specified fines and engage in regulatory compliance efforts. Subsequent to the acquisition, Aegerion made US$23,036,000 of settlement payments, including interest. The settlements have been paid in full with the last payment completed in Q1 2021. As at December 31, 2021, there is no DOJ liability outstanding. The remaining liability outstanding as at December 31, 2020, of US$3,976,000 was included in current provisions and other liabilities.

Other matters

The Group recognizes a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Group reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Group’s views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Group’s liability accrual would be recorded in the period in which such determination is made. At December 31, 2021 the Group had recognized liabilities of US$6,000,000 in relation to ongoing legal matters (2020: US$6,000,000). At December 31, 2020, the Group had recognized liabilities of $6,000,000 in relation to ongoing legal matters as well as a non-current liability of US$21,382,000 for revenue rebates due on metreleptin sales in a country in the EMEA region following on from agreeing a reimbursement price with the government authorities. The reimbursement agreement, which was agreed in March 2021, results in a one-off revenue rebate payment on sales up to the date of approval. The one-off payment is due to be paid to the authorities in July 2022 and this is included within accrued expenses, see Note 15, Trade and other payables.

15. Trade and other payables

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Trade payables	41,057	23,595
Accrued expenses	107,194	65,705
Social security costs and other taxes	1,483	936
Total trade and other payables	149,734	90,236

The Group has a liability, included in accrued expenses above, for revenue rebates due on Myalepta sales in a country in the EMEA region from agreeing a reimbursement price with the government authorities resulting in a one-off payment related to sales up to the date of approval, which occurred in March 2021. The Group has recognized a liability of US$21,348,000 as at December 31, 2021. At December 31, 2020 the liability was included in provisions as the underlying agreement was not finalized and it was recognized as a non-current liability for an amount of US$21,382,000 as payment was agreed to be made in July 2022. Other accruals mainly consist of costs related to government revenue rebates due within one year, convertible note interest, term loan interest, royalty expenses, restructuring costs, clinical and R&D activities.

16. Fair value measurement and financial risk management

Categories of financial instruments

	As at
	December 31, 2021 (unaudited)	December 31, 2020 (audited)
	US$’000	US$’000
Financial assets (all at amortized cost):
Cash and cash equivalents	113,032	118,798
Trade receivables	34,263	33,057
Total financial assets	147,295	151,855

Financial liabilities:
At amortized cost
Trade payables and accrued expenses	148,251	89,300
Lease liabilities	5,594	5,532
Other liabilities	—	25,358
Convertible notes	105,788	101,086
Long term loan	93,395	87,302
Contingent value rights	18,734	61,417
At fair value
Contingent consideration	52,989	86,906
Total financial liabilities	424,751	456,901
Net	(277,456)	(305,046)

Financial instruments evaluated at fair value can be classified according to the following valuation hierarchy, which reflects the extent to which the fair value is observable:

   Level 1: fair value evaluations using prices listed on active markets (not adjusted) of identical assets or liabilities.
   Level 2: fair value evaluations using input data for the asset or liability that are either directly observable (as prices) or indirectly observable (derived from prices), but which do not constitute listed prices pursuant to Level 1.
   Level 3: fair value evaluations using input data for the asset or liability that are not based on observable market data (unobservable input data).

The contingent consideration has been valued using Level 3. The contingent consideration comprises:

  Contingent consideration relating to the acquisition of Amryt GmbH (see Note 5, Business combinations and asset acquisitions) that was measured at US$52,989,000 as at December 31, 2021 (December 31, 2020: US$86,906,000). The fair value comprises royalty payments which was determined using probability weighted revenue forecasts and the fair value of the milestones payments which was determined using probability adjusted present values. It also included a revision to the discount rate used, and revenue and costs forecasts have been amended to reflect management’s current expectations.

Impact of key unobservable input data on the contingent consideration:

   An increase of 10% in estimated revenue forecasts would result in an increase to the fair value of US$3,359,000. A decrease would have the opposite effect.
   A 5% increase in the discount factor used would result in a decrease to the fair value of US$8,826,000. A decrease of 5% would result in an increase to the fair value of US$11,696,000.
   A six-month delay in the launch date for Oleogel-S10 would result in a decrease to the fair value of US$4,770,000.
   A 20% increase in the probability of success used would result in an increase to the fair value of US$17,660,000. A decrease would have the opposite effect.

17. Events after the reporting period
Development Pipeline
As noted above, Amryt received a Complete Response Letter from the (FDA) regarding its (NDA) for Oleogel-S10, for the treatment of the cutaneous manifestations of EB, a rare, genetic skin disease characterized by extremely fragile skin that blisters and tears from minor friction or trauma for which there are no approved treatment options.

The FDA communicated that it had completed its review of the application and has determined that the application cannot be approved in its present form. The FDA has asked Amryt to submit additional confirmatory evidence of effectiveness for Oleogel-S10 in EB. Amryt intends to discuss with the FDA the nature of the data required to address the Agency’s concerns.

On March 8, 2022, Amryt announces the completion of a successful pharmacokinetic (PK) study for Mycapssa® (oral octreotide). The data supports a planned Phase 3 study of Mycapssa® in the treatment of patients with carcinoid symptoms due to Neuroendocrine Tumors (NET).

Debt refinancing
On February 22, 2022, Amryt announced that it secured US$125,000,000 of senior credit facilities from funds managed by the Credit Group of Ares Management Corporation (“Ares”). Amryt used a portion of the proceeds to refinance its previous secured term debt facility, which has an outstanding balance of US$93,988,000 as at February 22, 2022, an interest rate of 13.00% and a maturity date of September 2024. The new facilities will generate significant annual interest cost savings as well as provide for important strategic flexibility as Amryt looks to continue to grow its global rare disease presence.

Key features of the new facilities include:

   Total new facilities of $125 million, consisting of:
     $85 million Term Loan Facility with interest rate of Secured Overnight Financing Rate (“SOFR”)+6.75%, subject to a 0.90% SOFR floor
     $40 million Revolving Credit Facility with $20 million drawn at close and interest rate of SOFR+4.00%, subject to a 0.90% SOFR floor
     Quarterly blended cash interest rate of SOFR+5.87% (assuming fully drawn), subject to a 0.90% SOFR floor, substantially lower than Amryt’s current secured term debt facility at 13.00% interest
   Requires interest-only payments until facility matures in February 2027
   There are no warrants or any equity conversion features associated with the new facilities
   The proceeds will be used to refinance existing debt, for general corporate and product development purposes; and potentially for shareholder approved share repurchase programs.

Charges were taken over certain assets of the company and its material entities as guarantee and collateral for the provision of the debt.

There were no other significant events since the end of the reporting period.